SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
(Amendment No. ______)*

Genta Incorporated
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37245M501
(CUSIP Number)

June 6, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245M603	13G	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WHITE FLAME VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,705,536
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,705,536
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,705,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9991%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 37245M603	13G	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,705,536
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,705,536
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,705,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9991%
12	TYPE OF REPORTING PERSON IN

Item 1(a).            Name of Issuer:

Genta Incorporated, a Delaware corporation (the “Issuer”)

Item 1(b).            Address of Issuer’s Principal Executive Offices:

200 Connell Drive, Berkeley Heights, NJ  07922

Item 2(a).            Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by WHITE FLAME VENTURES, LLC (“White Flame Ventures”) and James Walsh, the managing partner of White Flame Ventures.

Item 2(b).            Address of Principal Business Office or, if none, Residence:

1 Trails End Rye, NY 10580

Item 2(c).            Citizenship:

White Flame Ventures is a New York limited liability company.  Mr. Walsh is a United States citizen.

Item 2(d).            Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).            CUSIP Number:

37245M501

Item 3.

Not applicable.

Item 4.                 Ownership.

(a)           Amount Beneficially Owned:

White Flame Ventures.  As of September 13, 2011, White Flame Ventures is the beneficial owner of 47,705,536 shares of Common Stock, comprised of (i) 17,785,128 shares of Common Stock issuable upon conversion of $26,500 face amount of the Issuer’s 12% Unsecured Subordinated Convertible Promissory Note due March 2013 (the “B Notes”) and (ii) 29,920,409 shares of Common Stock issuable upon conversion of $44,581 face amount of the Issuer’s 12% Unsecured Subordinated Convertible Promissory Note due March 2013 (the “C Notes.  White Flame Ventures shares voting and dispositive power over such shares with James Walsh.

As of September 13, 2011, White Flame Ventures has additional holdings comprised of (i) $21,486 face amount of C Notes in addition to the $44,581 face amount referred to above, (ii) $33,034 face amount of the Issuer’s 12% Unsecured Subordinated Convertible Promissory Note due March 2013 (the “D Notes”) and (iii) $1,025,290 face amount of the Issuer’s 12% Unsecured Subordinated Convertible Promissory Note due March 2013 (the “E Notes”).  The March 2013 C, D & E Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Stock.  Accordingly, White Flame Ventures does not have beneficial ownership of the Common Stock issuable upon conversion of the additional $21,486 face amount of C Notes, $33,034 of D Notes and $1,025,290 of E Notes.

James Walsh.  James Walsh, as the managing member of White Flame Ventures, may be deemed to beneficially own the 47,705,536 shares held or acquirable by White Flame Ventures.  Mr. Walsh shares voting and dispositive power over such shares with White Flame Ventures.

Mr. Walsh disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

(b)           Percent of Class:

White Flame Ventures	9.9991%
James Walsh	9.9991%

The percentages set forth above are calculated based upon (i) 429,392,767 shares of Common Stock issued and outstanding on September 9, 2011 plus (ii) an additional 47,705,536 shares of Common Stock that may be issued upon conversion of the Notes, subject to the limitations described above in paragraph (a) of this Item 4, or a total of 477,098,303 shares of Common Stock in the aggregate.  The number of issued and outstanding shares on such date was provided by the Issuer.

 (c)          Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:

White Flame Ventures	0 shares
James Walsh	0 shares

(ii)           shared power to vote or to direct the vote:

White Flame Ventures	47,705,536 shares
James Walsh	47,705,536 shares

(iii)           sole power to dispose or to direct the disposition of:

White Flame Ventures	0 shares
James Walsh	0 shares

(iv)           shared power to dispose or to direct the disposition of:

White Flame Ventures	47,705,536 shares
James Walsh	47,705,536 shares

Item 5.                Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.              Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit A - Joint Filing Agreement, dated October 24, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2011

WHITE FLAME VENTURES, LLC

By:	/s/ James Walsh
James Walsh, Managing Member

/s/ James Walsh
James Walsh

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.001 par value, of Genta Incorporated and further agree to the filing of this agreement as an exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Dated: October 24, 2011

WHITE FLAME VENTURES, LLC

By:	/s/ James Walsh
James Walsh, Managing Member

/s/ James Walsh
James Walsh